Exhibit 4.2

THIRD AMENDED AND RESTATED LINE OF CREDIT NOTE

$20,000,000	September 9, 2005
Maximum Amount and Interest	Kansas City, Missouri

FOR VALUE RECEIVED, the undersigned, MGP INGREDIENTS, INC., a Kansas corporation (“Borrower”) hereby promises to pay to the order of Commerce Bank, N.A. (“Bank”) at its offices in Kansas City, Missouri, the aggregate unpaid principal amount and accrued interest of all borrowings hereunder on July 1, 2006. The aggregate unpaid principal amount shall become immediately due and payable, without demand or further action on the part of Bank, upon the occurrence of an Event of Default as set forth in the Line of Credit Loan Agreement dated November 25, 2003, as amended pursuant to (i) that certain First Amendment to Line of Credit Loan Agreement dated September 17, 2004, by and between Borrower and Bank, (ii) that certain Second Amendment to Line of Credit Loan Agreement dated as of November 30, 2004, and (iii) that certain Third Amendment to Line of Credit Loan Agreement of even date herewith, by and between Borrower and Bank (as previously amended, the “Loan Agreement”).

This Third Amended and Restated Line of Credit Note shall bear interest at the per annum rates as set forth in the Loan Agreement. Accrued interest shall be paid on the days provided therefor in the Loan Agreement, and upon the due date and payment (including prepayment) in full of the unpaid principal amount hereof. Accrued interest shall be calculated on the actual number of days outstanding based on a year consisting of 360 days. After maturity (whether by acceleration or otherwise), this Third Amended and Restated Line of Credit Note shall bear interest at 3% in excess of the Prime Rate (as that term is defined in the Loan Agreement); and if not paid monthly, such interest shall be compounded monthly.

So long as the Loan Agreement has not been terminated, Borrower may, from the date of this Third Amended and Restated Line of Credit Note until and including July 1, 2006, borrow, repay and reborrow sums, at any one time outstanding, not to exceed $20,000,000. Bank is authorized to endorse on the schedule annexed hereto and made a part hereof, or on a continuation thereof, or to otherwise record in a manner satisfactory to the Bank, appropriate notations evidencing the date and amount of each advance, and the date and amount of each payment, which endorsement or recording shall constitute prima facie evidence of the accuracy of the information endorsed or recorded; provided, however, that the failure to make such notations or recordings shall not affect the obligations of Borrower under this Third Amended and Restated Line of Credit Note or the Loan Agreement or affect the validity of any payment with respect thereto.

Borrower hereby waives presentment, protest, demand and notice of dishonor or default.

This Third Amended and Restated Line of Credit Note is issued pursuant to the terms of the Loan Agreement, to which Loan Agreement, and any amendments thereto, reference is hereby made for a statement of the terms and conditions under which this borrowing was made, and is to be repaid.

IN WITNESS WHEREOF, Borrower has duly caused this Third Amended and Restated Line of Credit Note to be executed and delivered as of the date first written above.

MGP INGREDIENTS, INC.

By:	/s/ Brian T. Cahill
Title: CFO

By:	/s/ Ladd M. Seaberg
Title: President & CEO